Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [LOGO]
                                                                SECURIAN



April 23, 2008

Mr. Craig Ruckman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644


Re: File Number 811-8830 - - Response to Comments of the Securities and Exchange Commission Staff

                                                Via Facsimile to 202-772-9285

Dear Mr. Ruckman:

I am responding to the Staff?s comments on file number 811-8830 for the Minnesota Life Variable Universal Life Account. In addition to your comments, this memorandum addresses the Staff?s comments on file number 811-21859 (each hereinafter referred to as a ?File? or collectively the ?Files?) for our Securian Life Variable Universal Life Account. We desire to keep these two contracts as consistent as possible. Each response indicates the textual change(s) made and, where applicable, I have attached the revised pages noting any required revisions.

   . The Staff requested that we set out in the ?Periodic Charges Other Than Fund Operating Expenses? table a separate row that notes the maximum cost of insurance charge for contracts issued prior to January 1, 2009 and a separate row to show the maximum cost of insurance charge for contracts issued on and after January 1, 2009.

      Response: We have revised the ?Periodic Charges Other Than Fund Operating Expenses? table to include the rows requested by the Staff (please see the attached revision marked page 8).

   . The Staff requested that we include a footnote on the ?Periodic Charges Other Than Fund Operating Expenses? table to define the ?net amount at risk? for a certificate.

      Response: We have revised the ?Periodic Charges Other Than Fund Operating Expenses? table to include the footnote requested by the Staff (please see the attached revision marked page 8).


Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

Mr. Ruckman
SEC Response File 811-8830
Page 2


   . The Staff requested that we make it clear on the ?Periodic Charges Other Than Fund Operating Expenses? table and in the text of the prospectus that the pre-January 1, 2009 maximum cost of insurance charges apply to face amount increases on certificates issued prior to January 1, 2009.

      Response: We have revised the ?Periodic Charges Other Than Fund Operating Expenses? table to include a row which makes it clear that pre-2009 maximum cost of insurance charges apply to face amount increases for certificates issued prior to January 1, 2009. We have also revised the cost of insurance section of the prospectus to make this same disclosure (please see the attached revision marked pages 8 and 17).

Thank you very much for your assistance on this matter. I look forward to hearing from you shortly.

Sincerely,

/s/Ted Schmelzle

Ted Schmelzle
Counsel
651-665-3930
theodore.schmelzle@securian.com


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